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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


FULL HOUSE IN CUPERTINO

HP SHAREOWNERS PACK FLINT CENTER FOR SPECIAL MEETING ON MERGER

Close to 2,000 shareowners -- from HP employees and retirees to retail holders and institutional representatives -- snaked through lines outside the Flint Center in Cupertino, California, to attend the company's special meeting March
19. As they moved orderly through the security procedures, many were courted by both anti-merger protestors wearing assorted handmade placards and media representatives searching for sound bites on behalf of one side or the other.

Inside, the meeting was delayed about 30 minutes from its scheduled start time of 8:00 a.m. (Pacific time) to accommodate the entrance of all the attendees. Several dozen additional shareowners were directed to overflow facilities nearby.

Chairman and CEO Carly Fiorina opened the meeting with procedural remarks and introduced her colleagues on the stage: Ann Baskins, Vice President, General Counsel and Secretary; and Charles Charnas, Assistant Secretary and Senior Managing Counsel. Baskins read the rules for the special meeting, as well as the guidelines for the question-and-answer session that was held while the polling was open. She also announced that the official number of shareowners as of the close of business on the January 28, 2002, the record date, was 1,949,477,350.

THE POLLS ARE OPEN

Carly then officially opened the polls at 8:40 a.m. and invited Walter Hewlett, HP board member and leader of the opposition to the HP-Compaq merger, to a microphone to make brief remarks. Hewlett was greeted by thunderous applause from the audience, including a standing ovation from a significant portion of the attendees. During his comments, he thanked the people of HP for continuing to do their jobs and "for not being distracted" by the proxy contest. He also said that "the HP Way is not a relic of another time" and stressed the importance of its continuance, no matter how the vote turns out.

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He also said that his intent during the long and sometimes bitter proxy contest was to "shine a bright light on the details."

Hewlett's remarks were interrupted by applause several times and Carly joined in from the stage, applauding along with the audience.

QUESTIONS AND ANSWERS

The session was then opened to questions from shareowners, who directed more than a dozen queries to Carly during the next hour and 20 minutes. The questions ranged from complaints over the amount and cost of the mailings from both sides, concerns over the 15,000 layoffs previously announced, the price being paid for Compaq, executive compensation, retention bonuses and the Workforce Reduction Program from last summer.

One questioner said he was a shareowner who came all the way from Ohio for the meeting to voice his support for the merger.

Carly gave detailed answers to each of the questions, and even used humor in some cases. In response to the shareowner who complained about the multiple mailings, she conceded that she knew "it's been an annoyance."

"I know all of us will be relieved when the mailman stops coming," she said.

After the Q&A session ended, Carly asked for any remaining ballots to be collected and finally pronounced the polls closed at 10:14 a.m.

The proxies, voting instruction cards and paper ballots were then formally turned over to IVS Associates of Delaware for counting and certification -- a process that is expected to take a number of weeks.

About an hour after the meeting ended, Carly held a press conference to explain HP's reasoning for announcing victory after a preliminary count.

In response to a reporter's question on the amount of victory, Carly said she had no intention of getting into any specifics, but said they could call the margin "slim but sufficient."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the Merger or the closing of the Merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans; any statements concerning proposed new products, services, developments or industry rankings; statements regarding future economic conditions or performance; statements of belief; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the Merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.